Clawback Policy

Objective

The Compensation Committee (the “Compensation Committee”) of the Board of Directors (the “Board”) of Fortune Brands Innovations, Inc. (the “Company”) has adopted this Clawback Policy (this “Policy”), which provides for the recoupment of compensation in certain circumstances in the event of a restatement of financial results by the Company. This Policy shall be interpreted to comply with the requirements of U.S. Securities and Exchange Commission (“SEC”) rules and New York Stock Exchange (“NYSE”) listing standards implementing Section 954 of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the “Dodd-Frank Act”) and, to the extent this Policy is any manner deemed inconsistent with such rules, this Policy shall be treated as retroactively amended to be compliant with such rules.

Administration

This Policy shall be administered by the Compensation Committee. Any determinations made by the Compensation Committee shall be final and binding on all affected individuals. The Compensation Committee is authorized to interpret and construe this Policy and to make all determinations necessary, appropriate or advisable for the administration of this Policy, in all cases consistent with the Dodd-Frank Act. The Board or Compensation Committee may amend this Policy from time to time in its discretion.

Applicability

This Policy applies to any individual who currently serves or previously served as an executive officer of the Company, as such term is defined within Rule 10D-1 under the Securities Exchange Act of 1934, as amended, whether such executive officer was employed by the Company or a subsidiary of the Company (an “Executive”). This Policy shall be binding and enforceable against all Executives and their beneficiaries, executors, administrators, and other legal representatives.

This Policy applies to all incentive-based compensation (whether in the form of cash or equity) granted, earned or vested based wholly or in part upon the attainment of any financial reporting measure determined and presented in accordance with the accounting principles used in preparing the Company’s financial statements, and any measure that is derived wholly or in part from such measures, whether or not presented within the Company’s financial statements or included in a filing with the SEC (“Incentive-Based Compensation”), including stock price and total shareholder return (“TSR”). Incentive-Based Compensation shall include, but not be limited to stock, options, other equity-based awards, or performance-based cash, paid (including vesting) or granted to the Executive. Compensation that is granted, earned or vested based solely upon the occurrence of non-financial events, such as base salary, restricted stock or options with time-based vesting, or a bonus awarded solely at the discretion of the Board or Compensation Committee and not based on the attainment of any financial measure is not subject to this Policy.

Recoupment Upon Financial Restatement

If the Company is required to prepare an accounting restatement due to the material noncompliance of the Company with any financial reporting requirement under the securities laws, including any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period (a “Financial Restatement”), the Compensation Committee shall cause the Company to recoup from each Executive, as promptly as reasonably possible, any erroneously awarded Incentive-Based Compensation.

Compensation Subject to Recovery and Enforcement

In the event of a Financial Restatement, the amount to be recovered will be the excess of (i) the gross amount of the Incentive-Based Compensation received by the Executive during the Recovery Period (as defined below) over (ii) the Incentive-Based Compensation that would have been received by the Executive had it been calculated based on the restated financial information, as determined by the Compensation Committee. For purposes of this Policy, “Recovery Period” means the three completed fiscal years immediately preceding the date on which the Company is required to prepare the Financial Restatement or any transition period (that results from a change in the Company’s fiscal year) within or immediately following those three completed fiscal years (provided that a transition period between the last day of the Company’s previous fiscal year and the first day of its new fiscal year that comprises a period of nine to 12 months would be deemed a completed fiscal year) (as set forth in Section 303A.14(c)(1)(i)(D) of the NYSE Listed Company Manual). For purposes of this Policy, Incentive-Based Compensation is considered to have been received by an Executive in the fiscal year during which the applicable financial reporting measure was attained or purportedly attained, regardless of when the payment, vesting or grant of such Incentive-Based Compensation occurs. The date on which the Company is required to prepare a Financial Restatement is the earlier to occur of (A) the date the Board or a Board committee (or authorized officers of the Company if Board action is not required) concludes, or reasonably should have concluded, that the Company is required to prepare a Financial Restatement or (B) the date a court, regulator, or other legally authorized body directs the Company to prepare a Financial Restatement.

For Incentive-Based Compensation based on stock price or TSR, where the amount of erroneously awarded compensation is not subject to mathematical recalculation directly from the information in the Financial Restatement, then the Compensation Committee shall determine the amount to be recovered based on a reasonable estimate of the effect of the Financial Restatement on the stock price or TSR upon which the Incentive-Based Compensation was received and the Company shall document the determination and provide it to the NYSE.

The Compensation Committee has sole authority to determine the repayment approach taken by the Company to recoup any erroneously awarded Incentive-Based Compensation. The Company may use any legal or equitable remedies that are available, including but not limited to collecting cash payments or shares of Company common stock from the Executive or by cancelling any unrelated compensation awards or unvested equity awards or offsetting amounts against nonqualified deferred compensation and unpaid incentive compensation, future compensation obligations, or dividends that the Company owes to the Executive.

Exceptions to Recoupment

The compensation recouped under this Policy shall not include Incentive-Based Compensation received by an Executive (i) prior to beginning service as an Executive or (ii) if he or she did not serve as an Executive at any time during the performance period applicable to the Incentive-Based Compensation in question. The Compensation Committee (or a majority of independent directors serving on the Board) may determine not to seek recovery from an Executive in whole or part to the extent it determines in its sole discretion that such recovery would be impracticable because (A) the direct expense paid to a third party to assist in enforcing recovery would exceed the recoverable amount (after having made a reasonable attempt to recover the erroneously awarded Incentive-Based Compensation and providing corresponding documentation of such attempt to the NYSE), (B) recovery would violate the home country law that was in effect adopted prior to November 28, 2022, as determined by an opinion of counsel licensed in the applicable jurisdiction that is acceptable to and provided to the NYSE, or (C) recovery would likely cause the Company’s 401(k) plan or any other tax-qualified retirement plan to fail to meet the requirements of Section 401(a)(13) or Section 411(a) of the Internal Revenue Code of 1986, as amended, and the regulations thereunder.

No Indemnification

The Company shall not indemnify any Executive or pay or reimburse the premium for any insurance policy to cover any losses incurred by such Executive under this Policy.

Other Remedies Not Precluded

The exercise by the Compensation Committee of any rights pursuant to this Policy shall be without prejudice to any other rights or remedies that the Company, the Board or the Compensation Committee may have with respect to any Executives subject to this Policy.

Effective Date

This Policy has been adopted by the Compensation Committee, effective as of November 30, 2023, and shall apply to any Incentive-Based Compensation that is received by an Executive on or after October 2, 2023.